Exhibit 2.3

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Business Combination Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“ABCA” means the Business Corporations Act (Alberta) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Allocation Schedule” means the allocation schedule to be delivered no later than five (5) Business Days prior to the Effective Date by the Company to SPAC (and to be delivered by SPAC to the Exchange Agent thereafter) in accordance with Section 2.5 of the Business Combination Agreement;

“Alternative Transaction” means such other arrangement under Part 14 of the ABCA in order to complete the Share Exchange in the event that the Final Order is not obtained (for any reason other than as a result of a material breach of SPAC’s covenants or obligations under the Business Combination Agreement);

“Amended and Restated Warrant Indenture” means the amended and restated warrant indenture, amending and restating the Warrant Indenture, to be entered into between TopCo, the Company and Odyssey Trust Company, as warrant agent;

“Arrangement” means the arrangement under Section 193(1)(a) and (f) of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Business Combination Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed;

“Arrangement Dissent Rights” has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

“Business Combination Agreement” means the business combination agreement made as of April 29 2023, by and among the Company, TopCo, SPAC and Merger Sub, including all schedules annexed thereto, as amended on March 12, 2024, and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and Calgary, Alberta are open for the general transaction of business;

“Class A Earnout Shares” shall have the meaning ascribed to such term in the Articles of Amendment of TopCo;

“Class B Earnout Shares” shall have the meaning ascribed to such term in the Articles of Amendment of TopCo;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means Above Food Corp., a company existing under the laws of the Province of Alberta;

“Company Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Shareholders Meeting, substantially in the form of Exhibit C to the Business Combination Agreement;

“Company Board” means the board of directors of the Company;

“Company Broker Warrants” means the broker warrants of the Company issued to certain agents as compensation in connection with a private placement of Company Units completed on January 19, 2021, as amended and/or amended and restated from time to time, with each Company Broker Warrant exercisable for a Company Unit at an exercise price of $2.00 per Company Broker Warrant, and “Company Broker Warrant” means any one of them;

“Company Common Shares” means the common shares in the capital of the Company;

“Company Disclosure Schedules” means the disclosure schedules dated the date of the Business Combination Agreement and delivered by the Company to SPAC with the Business Combination Agreement;

“Company Earnout Shares” means the (i) Class A Earnout Shares, and (ii) Class B Earnout Shares, issuable in accordance with their terms as set forth in Section 2.8 of the Business Combination Agreement;

“Company Information Circular” means the notice of the Company Shareholders Meeting to be sent to the Company Shareholders, and the accompanying management information circular to be prepared in connection with the Company Shareholders Meeting, together with any amendments thereto or supplements thereof in accordance with the terms of the Business Combination Agreement;

“Company Optionholders” means, at any time, the holders of Company Options outstanding at such time and “Company Optionholder” means any one of them;

“Company Option Plan” means the Above Food Corp. Stock Option Plan in effect as of this date, as approved by the Company Board;

“Company Options” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether vested or unvested, granted under the Company Option Plan;

“Company RSU Plan” means the Above Food Corp. Restricted Share Unit Plan in effect as of this date, as approved by the Company Board;

“Company RSUs” means any restricted share units granted under the Company RSU Plan;

“Company Securities” means, collectively, the Company Common Shares, the Company Options, the Company Warrants and the Company RSUs;

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders, the Company Warrantholders and the holders of Company RSUs;

“Company Shareholders” means, at any time, the holders of Company Common Shares issued and outstanding at such time and “Company Shareholder” means any one of them;

“Company Shareholders Meeting” means the meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, the Interim Order and applicable Law, that is to be convened as provided by the Interim Order and applicable Law to consider, and, if deemed advisable, approve, the Company Arrangement Resolution, and for any other purpose as may be set out in the Company Information Circular and agreed to by SPAC;

“Company Shareholder Transaction Consideration” means the aggregate number of TopCo Common Shares equal to (a) the Equity Value divided by (b) $10.00;

“Company Unit” means a unit of the Company, with each Company Unit comprised of one Company Unit Share and one-half of one Company Unit Warrant;

“Company Unit Share” means a Company Common Share comprising part of each of the Company Units;

“Company Unit Warrant” means a common share purchase warrant of the Company comprising part of each of the Company Units, issuable pursuant to and governed by the terms of the Warrant Indenture, with each Company Unit Warrant exercisable for a Company Unit Warrant Share at an exercise price of $3.75 per Company Unit Warrant;

“Company Unit Warrant Share” means a Common Share issuable upon due exercise of the Company Unit Warrants in accordance with the terms and conditions set forth in the Warrant Indenture;

“Company Warrantholder” means a holder of Company Warrants;

“Company Warrants” means the common share purchase warrants of the Company, each entitling the holder thereof to acquire Company Common Shares issued under the Warrant Indenture, or otherwise, that is outstanding and unexercised;

“Court” means the Court of King’s Bench of Alberta or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;

“Dissenting Shareholders” means a registered Company Shareholder (other than a Supporting Company Shareholder) who exercises Arrangement Dissent Rights in respect of the Company Arrangement Resolution in compliance with the dissent procedures set out in this Plan of Arrangement and the Interim Order or the ABCA, as applicable, and who has not withdrawn or been deemed to have withdrawn such exercise of Arrangement Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in this Plan of Arrangement;

“Effective Time” means 9:00 am (Calgary time) on the Effective Date;

“Eligible Holder” means a Company Shareholder that is (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part 1 of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part 1 of the Tax Act;

“Equity Value” means $206,000,000;

“Exchange Agent” means such Person appointed by the Company to act as exchange agent in accordance with the Business Combination Agreement, reasonably acceptable to SPAC (such acceptance not to be unreasonably withheld, conditioned or delayed) and the Company, for the purpose of exchanging certificates, if any, representing the Company Common Shares, and each Company Common Share held in book-entry form on the securities registry of the Company immediately prior to the Effective Time, in either case, for the portion of the Company Shareholder Transaction Consideration and Company Earnout Shares issuable in respect of such Company Common Shares in accordance with the Allocation Schedule and on the terms and subject to the conditions set forth in the Business Combination Agreement and this Plan of Arrangement;

“Exchange Consideration” means the number of TopCo Common Shares and Company Earnout Shares allocated to each Company Shareholder pursuant to the Allocation Schedule;

“Final Order” means the final order of the Court pursuant to Section 193 of the ABCA, in a form acceptable to the Company and SPAC, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and SPAC, such consent to not be unreasonably withheld, conditioned or delayed) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, on appeal, provided that any such amendment is acceptable to each of both the Company and SPAC, each acting reasonably;

“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, legislature, regulatory or administrative agency, governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof;

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Company in respect of such securities;

“Interim Order” means the interim order of the Court contemplated by Section 2.2(a) of the Business Combination Agreement and made pursuant to Section 193 of the ABCA, in a form acceptable to the Company and SPAC, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as the same may be amended by the Court (with the consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed) at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, provided that any such amendment is reasonably acceptable to each of the Company and SPAC;

“Key Company Shareholders” means the persons and entities listed in Section 1.1(a) of the Company Disclosure Schedules, as such list may be amended, supplemented, or otherwise modified from time to time and “Key Company Shareholder” means any one of them;

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority, including general principles of common and civil law and equity, in each case having binding effect and the force of law;

“Letter of Transmittal” means the letter of transmittal as mutually agreed to by each of the Exchange Agent, SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed in the case of SPAC or the Company, as applicable) (which, for the avoidance of doubt, shall include a waiver of Arrangement Dissent Rights, a grant of an irrevocable proxy and powers of attorney and an agreement to vote in a manner consistent with the holders of shares of SPAC’s common stock, in each case, by the applicable Company Shareholder);

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, charges, security interests, licenses, covenants, options (including options to purchase and options to lease), agreements for sale, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other restrictions or encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws);

“Merger Sub” means Above Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TopCo;

“Person” means any individual, firm, corporation, exempted company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“Plan of Arrangement” means this plan of arrangement, with such changes as may be mutually agreed to by SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable) or required upon the direction of the Court in the Final Order, with the prior written consent of SPAC and the Company (such consent not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable);

“Prospectus” means the confidentially pre-filed preliminary prospectus of TopCo filed with the Financial and Consumed Affairs Authority of Saskatchewan;

“Release Date” means the date that is the earlier of (a) (i) in the case of a holder of TopCo Common Shares and Company Earnout Shares that is not a former Key Company Shareholder, the six (6) month anniversary of the Effective Date, or (ii) in the case of a holder of TopCo Common Shares and Company Earnout Shares that is a former Key Company Shareholder, the twelve (12) month anniversary of the Effective Date, as the case may be; (b) such time, if ever, after 150 calendar days after the Effective Date that the volume-weighted average trading price of the TopCo Common Shares on the national stock exchange on which such security is trading equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and similar corporate events) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Effective Date; and (c) such date on which TopCo completes a liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders of TopCo having the right to exchange their TopCo Common Shares for cash, securities or other property;

“Restricted Legend” means the legend or similar annotation to be carried (or, in the case of uncertificated TopCo Common Shares or Company Earnout Shares, be deemed to be carried) by the certificates or any “direct registration system” statements or advice representing the TopCo Common Shares or Company Earnout Shares issuable pursuant to the Arrangement providing for a restriction on trading such TopCo Common Shares or Company Earnout Shares from the Effective Date until the Release Date, in accordance with the Transfer Restrictions and Exceptions;

“Rollover Option” has the meaning ascribed thereto in Section 3.1(e)(i) of this Plan of Arrangement;

“Rollover RSU” has the meaning ascribed thereto in Section 3.1(d)(i) of this Plan of Arrangement;

“Share Exchange” has the meaning ascribed thereto in Section 3.1(b)(i) of this Plan of Arrangement;

“Shareholder Support Agreement” means a voting and support agreement pursuant to which each such Key Company Shareholder will agree to, among other things, (a) not transfer their Company Securities, (b) support and vote in favor of the Company Arrangement Resolution and any Alternative Transaction, and (c) not exercise, and waive, rights in respect of Arrangement Dissent Rights, on the terms and subject to the conditions set forth in the Shareholder Support Agreement;

“SPAC” means Bite Acquisition Corp., a Delaware corporation, and any successor thereof;

“Supporting Company Shareholder” means a Key Company Shareholder that executed and delivered to SPAC a Shareholder Support Agreement;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” means all federal, provincial, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, escheat, unclaimed property, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;

“TopCo” means Above Food Ingredients Inc. (formerly, 2510169 Alberta Inc.), an Alberta corporation and a direct, wholly owned subsidiary of the Company;

“TopCo Common Shares” means the common shares in the capital of TopCo;

“Transfer Restrictions and Exceptions” means, in relation to the TopCo Common Shares and Company Earnout Shares issuable pursuant to the Arrangement to each former Company Shareholder (including, for greater certainty, each former Key Company Shareholder), until the Release Date, 90% of each such former Company Shareholder’s TopCo Common Shares and Company Earnout Shares may not be transferred without the consent of TopCo, except that a former Company Shareholder (or a permitted transferee thereof), in relation to TopCo Common Shares and Company Earnout Shares owned beneficially or of record by it, may (a) mortgage or charge such TopCo Common Shares as collateral for a loan; (b) exercise voting rights attaching to such TopCo Common Shares; (c) receive dividends or other distributions on such TopCo Common Shares; (d) transfer, sell or tender such TopCo Common Shares or Company Earnout Shares pursuant to a take-over bid (as defined in the Securities Act (Alberta) or any similar transaction, including without limitation a merger, arrangement or amalgamation, involving a change of control of TopCo; (e) transfer such TopCo Common Shares or Company Earnout Shares to any nominee or custodian (including a trust) where there is no change in beneficial ownership (other than a change in beneficial ownership resulting from a transfer to a trust for the direct or indirect benefit of the immediate family members of the former Company Shareholder (or a permitted transferee thereof); (f) effect such sales as may be contemplated by Section 6.3 hereof; or (g) where the former Company Shareholder (or a permitted transferee thereof) is a corporate entity, a transfer to an affiliate or a shareholder of that former Company Shareholder (or permitted transferee thereof); provided that any permitted transferee will receive TopCo Common Shares or Company Earnout Shares that contain the Restricted Legend; and, for greater certainty, immediately upon the Effective Time, 10% of each such former Company Shareholder’s TopCo Common Shares and Company Earnout Shares issuable pursuant to the Arrangement shall be immediately free-trading;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“Warrant Indenture” means the warrant indenture entered into between the Company and Odyssey Trust Company on January 18, 2021, as amended by a supplemental warrant indenture dated May 6, 2024, and as may be amended, modified, supplemented and/or amended and restated from time to time.

1.2	In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	all references to Articles and Sections are to Articles and Sections of this Plan of Arrangement;

(b)	time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends. If any action under this Plan of Arrangement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter;

(c)	the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Plan of Arrangement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Plan of Arrangement;

(d)	masculine gender shall also include the feminine and neutral genders, and vice versa;

(e)	words importing the singular shall also include the plural, and vice versa;

(f)	the word “or” is disjunctive but not necessarily exclusive;

(g)	the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(h)	the word “extent” in the phrase “to the extent” means the degree of which a subject or other thing extends, and such phrase shall mean simply “if”; all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and

(i)	all references to cash or currency in this Plan of Arrangement are to United States dollars unless otherwise indicated.

Article 2
BUSINESS COMBINATION AGREEMENT

2.1	This Plan of Arrangement constitutes an arrangement as referred to in Section 193(1)(f) of the ABCA. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Business Combination Agreement, the provisions of this Plan of Arrangement will govern.

2.2	This Plan of Arrangement and the Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court or any Person, on the Company Securityholders, the Company, TopCo and the Exchange Agent from and after the Effective Time.

Article 3
ARRANGEMENT

3.1	Commencing at the Effective Time, the following transactions will occur and will be deemed to occur at the times and in the order set out below without any further authorization, act or formality required on the part of any Person, except as otherwise expressly provided herein:

(a)	At the effective time:

(i)	conditional upon completion of the Arrangement, each Company Broker Warrant held by a holder immediately prior to the Effective Time and that has not been exercised prior to the Effective Time shall be terminated and cancelled, without payment of any consideration to the holders of such terminated and cancelled Company Broker Warrants;

(ii)	the certificates representing the Company Broker Warrants and all agreements relating to the Company Broker Warrants shall be terminated and of no further force or effect and none of the former holders of Company Broker Warrants, the Company, TopCo or any of their respective successors or assigns shall have any rights, liabilities or obligations with respect to the Company Broker Warrants or any agreements relating to the Company Broker Warrants;

(b)	at the Effective Time:

(i)	each Company Common Share held by a Company Shareholder (other than a Dissenting Shareholder) immediately prior to the Effective Time will be transferred and assigned to TopCo free and clear of all Liens in consideration for the Exchange Consideration, provided (A) that 90% of each such Company Shareholder’s TopCo Common Shares and Company Earnout Shares comprising the Exchange Consideration shall be subject to the Transfer Restrictions and Exceptions and (B) the certificates or any “direct registration system” statements or advice representing such TopCo Common Shares and Company Earnout Shares shall bear (or, in the case of uncertificated TopCo Common Shares or Company Earnout Shares, be deemed to bear) the Restricted Legend until the Release Date, and other than such TopCo Common Shares and Company Earnout Shares subject to the Transfer Restrictions and Exceptions, all TopCo Common Shares and Company Earnout Shares comprising the Exchange Consideration contemplated by this Section 3.1(b)(i) shall be immediately free-trading without restriction (provided that it shall be a condition to a Company Shareholder’s entitlement to receive the Exchange Consideration that such Company Shareholder shall have executed and delivered the Letter of Transmittal) (the “Share Exchange”);

(ii)	each Company Shareholder will cease to have any rights as a registered holder of Company Common Shares other than the right to receive (A) the consideration contemplated by Section 3.1(b)(i), and (B) any dividends and other distributions payable in respect of the Company Common Shares as of the Effective Time, to the extent applicable, in each case less any amounts required to be withheld in accordance with Section 6.3, as applicable;

(iii)	the name of each Company Shareholder will be removed as the registered holder of Company Common Shares from the applicable central securities register of the Company maintained by or on behalf of the Company and added as a registered holder of TopCo Common Shares and Company Earnout Shares, as applicable, on the applicable central securities registers of TopCo maintained by or on behalf of TopCo; and

(iv)	TopCo will be recorded as the registered holder of the Company Common Shares so transferred and acquired in accordance with this Section 3.1(b) and will be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(c)	at the Effective Time:

(i)	each Company Common Share held by a Dissenting Shareholder immediately prior to the Effective Time will be deemed to be transferred and assigned by such Dissenting Shareholder to the Company free and clear of all Liens, in accordance with, and for the consideration contemplated in, Article 4;

(ii)	each Dissenting Shareholder will cease to have any rights as a registered holder of Company Common Shares other than the right to receive (A) the consideration contemplated by Article 4, and (B) any dividends and other distributions payable in respect of the Company Common Shares held by such Dissenting Shareholder as of the Effective Time, to the extent applicable, in each case less any amounts required to be withheld in accordance with Section 6.3, as applicable;

(iii)	each Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each Company Common Shares held by such Dissenting Shareholder; and

(iv)	the name of each Dissenting Shareholder will be removed as the registered holder of Company Common Shares from the applicable central securities register of the Company maintained by or on behalf of the Company, and at such time, such Dissenting Shareholder will have the rights set out in Section 4.1;

(d)	immediately after the steps in Sections 3.1(a), 3.1(b) and 3.1(c):

(i)	each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) (each a “Rollover RSU”) will be assumed by TopCo and will automatically be converted into a restricted stock unit covering that number of TopCo Common Shares allocated to such Rollover RSU pursuant to the Allocation Schedule, in a manner intended to comply with the requirements of Section 409A of the Code and subsection 7(1.4) of the Tax Act (provided that the vesting of the Rollover RSUs shall be conditional upon the holder of the Rollover RSU executing an instrument providing the same covenants, agreements and undertakings in respect of the securities issuable on the vesting of the Rollover RSUs as those contained in the Letter of Transmittal in respect of the issuance of the TopCo Common Shares);

(ii)	each holder of Company RSUs will cease to have any rights as a holder of Company RSUs other than the right to receive the consideration contemplated by Section 3.1(d)(i);

(iii)	the name of each holder of Company RSUs will be removed as the registered holder of Company RSUs from the applicable central securities register of the Company maintained by or on behalf of the Company and added as a registered holder of restricted stock units on the applicable central securities register of TopCo maintained by or on behalf of TopCo (subject to the condition set out in Section 3.1(d)(i); and

(iv)	any document previously evidencing Company RSUs will thereafter evidence and be deemed to evidence the Rollover RSUs exchanged therefor and no certificates evidencing the Rollover RSUs shall be required to be issued; and

(e)	immediately after the steps in Sections 3.1(a), 3.1(b) and 3.1(c):

(i)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) (each a “Rollover Option”) will be assumed by TopCo and will automatically be converted into an option to purchase that number of TopCo Common Shares allocated to such Rollover Option pursuant to the Allocation Schedule and having the exercise price set forth therein, in a manner intended to comply with the requirements of Section 409A of the Code and subsection 7(1.4) of the Tax Act (provided that the exercise of the Rollover Options shall be conditional upon the holder of the Rollover Option executing an instrument providing the same covenants, agreements and undertakings in respect of the securities issuable on the exercise of the Rollover Options as those contained in the Letter of Transmittal in respect of the issuance of the TopCo Common Shares);

(ii)	each Company Optionholder will cease to have any rights as a holder of Company Options other than the right to receive the consideration contemplated by Section 3.1(e)(i);

(iii)	the name of each Company Optionholder will be removed as the registered holder of Company Options from the applicable central securities register of the Company maintained by or on behalf of the Company and added as a registered holder of options on the applicable central securities register of TopCo maintained by or on behalf of TopCo (subject to the condition set out in Section 3.1(e)(i)); and

(iv)	any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Rollover Options exchanged therefor and no certificates evidencing the Rollover Options shall be required to be issued;

(f)	immediately after the steps in Sections 3.1(a), 3.1(b) and 3.1(c):

(i)	each Company Warrant outstanding immediately prior to the Effective Time (whether vested or unvested) (each an “Assumed Warrant”), will become converted into and become a warrant exercisable to receive the number of TopCo Common Shares and Company Earnout Shares allocated to such Assumed Warrants pursuant to the Allocation Schedule and having the exercise price set forth therein;

(ii)	each holder of Company Warrants will cease to have any rights as a holder of Company Warrants other than the right to receive the consideration contemplated by Section 3.1(f)(i);

(iii)	the name of each holder of Company Warrants will be removed as the registered holder of Company Warrants from the applicable central securities register of the Company maintained by or on behalf of the Company and added as a registered holder of warrants under the Amended and Restated Warrant Indenture and/or on the applicable central securities register of TopCo maintained by or on behalf of TopCo (subject to the condition set out in Section 3.1(f)(i); and

(iv)	any document previously evidencing Company Warrants will thereafter evidence and be deemed to evidence the Assumed Warrants exchanged therefor and no certificates evidencing the Assumed Warrants shall be required to be issued and the Assumed Warrants issued in consideration for the Company Warrants issued under the Warrant Indenture shall be governed by and be subject to the Amended and Restated Warrant Indenture.

The transactions provided for in this Section 3.1 will be deemed to occur on the Effective Date notwithstanding that certain of the procedures related hereto are not completed until after the Effective Date (and provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occur and, if they occur, all of the foregoing will be deemed to occur without further act or formality).

Upon exercise of an Assumed Warrant, TopCo shall issue to the holder thereof the Company Earnout Shares allocated thereto pursuant to the Allocation Schedule; provided that (x) no Class A Earnout Shares or Class B Earnout Shares will be issuable to holders of Assumed Warrants upon exercise thereof if, prior to such exercise, the Company redeems the Class A Earnout Shares or Class B Earnout Shares pursuant to Section 3.5 or Section 3.6 of the Articles of Amendment of Topco, respectively, (y) no Class A Earnout Shares will be issuable to holders of Assumed Warrants upon exercise thereof if, prior to such exercise, the Class A Earnout Shares are converted into TopCo Common Shares pursuant to Section 4.1 of the Articles of Amendment of Topco, and (z) no Class B Earnout Shares will be issuable to holders of Assumed Warrants upon exercise thereof if, prior to such exercise, the Class B Earnout Shares are converted into TopCo Common Shares pursuant to Section 4.2 of the Articles of Amendment of Topco.

3.2	Each Company Shareholder who is an Eligible Holder shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Company Shareholder is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Company Common Shares to TopCo and the receipt of the Exchange Consideration in respect thereof by: (A) notifying TopCo of its intention to make such an income tax election by completing the Letter of Transmittal or such other tax election package as may be provided by TopCo to such Company Shareholder accordingly; and (B) providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at TopCo’s discretion) to TopCo within 90 days following the Effective Date in accordance with the instructions provided by TopCo, duly completed with the details of the number of Company Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by TopCo and returned to such former Company Shareholder within 90 days after the receipt of the election forms (and/or equivalent information through and alternative document or platform) by TopCo (and/or its representative) for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former Company Shareholder. TopCo will not be responsible for the proper completion of any election form and, except for TopCo’s obligation to return (within 90 days after the receipt thereof) duly completed election forms which election forms (and/or equivalent information through and alternative document or platform) are received by TopCo within 90 days of the Effective Date, TopCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former Company Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

Article 4
RIGHTS OF DISSENT

4.1	In connection with the Arrangement, each registered Company Shareholder (other than a Supporting Company Shareholder) may exercise rights of dissent (the “Arrangement Dissent Rights”) with respect to the Company Common Shares held by such Company Shareholder pursuant to Section 191 of the ABCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Company Arrangement Resolution referred to in such section of the ABCA must be received by the Company not later than 9:00 a.m. (Calgary time) on the day that is two Business Days preceding the Company Shareholders Meeting.

4.2	Dissenting Shareholders who duly exercise their Arrangement Dissent Rights and are ultimately entitled to be paid by the Company the fair value for their Company Common Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(c)); (2) shall be deemed to have transferred and assigned such Company Common Shares held by them in respect of which Arrangement Dissent Rights have been validly exercised to the Company, free and clear of all Liens, in accordance with Section 3.1(c); (3) will be entitled to be paid the fair value of such Company Common Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Company Arrangement Resolution was adopted at the Company Shareholders Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Arrangement Dissent Rights in respect of such Company Common Shares.

4.3	Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Company the fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement in respect of those Company Common Shares on the same basis as a non-Dissenting Shareholder, and shall be entitled to receive their portion of the Exchange Consideration from TopCo in the same manner as such a non-Dissenting Shareholder, provided such Dissenting Shareholders comply with Article 5 of this Plan of Arrangement.

4.4	In no case shall TopCo, the Company, the Exchange Agent or any other Person be required to recognize a Dissenting Shareholder as a holder of Company Common Shares or any interest therein (other than the rights set out in this Article 4) at or after the Effective Time and the name of each such Dissenting Shareholder shall be removed as the registered holder of such Company Common Shares from the applicable securities register of the Company maintained by or on behalf of the Company as at the Effective Time, as provided in Section 3.1(c)(iv).

4.5	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Arrangement Dissent Rights with respect to Company Common Shares in respect of which a Person has voted in person or has instructed a proxyholder to vote in favour of the Company Arrangement Resolution at the Company Shareholders Meeting.

4.6	No Arrangement Dissent Rights shall be available to Company Optionholders, Company Warrantholders or holders of Company RSUs in connection with the Arrangement.

Article 5
CERTIFICATES AND PAYMENTS

5.1	As soon as practicable following the Company Continuance and prior to the Effective Time, TopCo will deposit or cause to be deposited with the Exchange Agent, for the benefit of and to be held on behalf of the Company Shareholders entitled to receive the Exchange Consideration in accordance with Section 3.1(b)(i), evidence of the Exchange Consideration in the book-entry form, provided that no Exchange Consideration will be deemed to be issued or delivered to any Company Shareholder unless and until such Company Shareholder shall have executed and delivered the Letter of Transmittal required by Section 3.1(b)(i). All TopCo Common Shares and Company Earnout Shares issued as part of the Exchange Consideration pursuant to Section 3.1(b)(i) shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the ABCA.

5.2	Following the deposit with the Exchange Agent of evidence of the Exchange Consideration in accordance with Section 5.1, TopCo will be fully and completely discharged from its obligation to pay the Exchange Consideration to the Company Shareholders pursuant to Section 3.1(b), and the rights of such holders will be limited to receiving, from the Exchange Agent, the TopCo Common Shares and the Company Earnout Shares to which they are entitled in accordance with this Plan of Arrangement. After the Effective Time and until surrendered for cancellation as contemplated by this Article 5, each certificate that immediately prior to the Effective Time represented one or more Company Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Exchange Consideration in book-entry form, that the holder of such certificate is entitled to receive in accordance with Section 3.1(b)(i).

5.3	Until such time as a Company Shareholder deposits with the Exchange Agent a duly completed Letter of Transmittal and such documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Exchange Agent or TopCo reasonably require, that Company Shareholder will not be entitled to the Exchange Consideration, and no Exchange Consideration will be deemed to be issued or delivered to that Company Shareholder and any evidence of the Exchange Consideration to which such Company Shareholder would otherwise be entitled will, in each case, be held by the Exchange Agent as agent on behalf of and for the benefit of such Company Shareholder for issuance and delivery to such Company Shareholder, without interest and net of all applicable withholdings and other taxes, if any, upon delivery of the Letter of Transmittal, and such documents, certificates and instruments contemplated by the Letter of Transmittal, and such other documents, certificates and instruments as the Exchange Agent or TopCo reasonably require, subject to the provisions of this Article 5.

5.4	Upon surrender to the Exchange Agent for cancellation of a certificate (or affidavit of loss in lieu thereof in the form required by TopCo and the Exchange Agent) that immediately prior to the Effective Time represented one or more Company Common Shares, or in the case of Company Common Shares held in the book-entry form, a properly completed and duly executed Letter of Transmittal, and such additional documents, certificates and instruments as TopCo, the Company and the Exchange Agent may reasonably require, the holder of such surrendered certificate (or affidavit of loss in lieu thereof), or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive, and the Exchange Agent will, as promptly as practicable after the Effective Time, deliver to such holder, evidence of the Exchange Consideration, in book entry form, to which such holder is entitled under the Arrangement, and any certificate so surrendered will forthwith be cancelled.

5.5	If any portion of the Exchange Consideration is to be issued to a Person other than the Company Shareholder in whose name the surrendered certificate or the transferred Company Common Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Exchange Consideration that (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Common Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such certificate or Company Common Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

5.6	No interest will be paid or accrued on the Exchange Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Article 5, each Company Common Share shall solely represent the right to receive a portion of the Exchange Consideration to which such Company Common Share is entitled to receive in accordance with the Allocation Schedule.

5.7	Any portion of the aggregate Exchange Consideration or the evidence thereof that remains unclaimed by the Company Shareholders six (6) years following the Effective Time shall be delivered to TopCo or as otherwise instructed by TopCo, and any right or claim to payment under the Plan of Arrangement that remains outstanding six (6) years following the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the Company Shareholders to receive the applicable portion of the aggregate Exchange Consideration in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to TopCo, for no consideration.

5.8	In no event will any Person be entitled to a fractional TopCo Common Share or fractional Company Earnout Share. Where the aggregate number of TopCo Common Shares or Company Earnout Shares to be issued to a Person pursuant to the Plan of Arrangement would result in a fraction of a TopCo Common Share or Company Earnout Share being issuable, the number of TopCo Common Shares and Company Earnout Shares to be received by such Person will be rounded down to the nearest whole TopCo Common Share or Company Earnout Share, as the case may be.

5.9	No dividend or other distribution declared or made after the Effective Time with respect to the Exchange Consideration with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Common Shares unless and until the holder of such certificate shall have complied with the provisions of Article 5. Subject to applicable law and to Section 6.1, at the time of such compliance, there shall, in addition to the delivery of evidence of the portion of the Exchange Consideration to which such holder is entitled under the Arrangement, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Exchange Consideration.

Article 6
EFFECT OF THE ARRANGEMENT; WITHHOLDINGS; Tax Treatment

6.1	From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Company Securities issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, SPAC, Merger Sub, TopCo, the Exchange Agent and any transfer agent or other exchange agent therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Securities will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

6.2	From and after the Effective Time: (a) TopCo shall be a reporting issuer in the Province of Saskatchewan in accordance with Section 2(1)(qq) of The Securities Act, 1988, S-42.2, and is subject to the obligations of a reporting issuer in accordance with The Securities Act, 1988; and (b) upon the listing of the TopCo Common Shares on a recognized stock exchange, other than in respect of the Transfer Restrictions and Exceptions, and such restrictions contained in the Articles and Bylaws of TopCo, no securities of the Company exchanged for securities of TopCo shall be subject to restrictions on trading or distribution on such stock exchange.

6.3	Withholding.

(a)	Each of the parties to the Business Combination Agreement, the Exchange Agent and their respective agents (each, a “Withholding Agent”), shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Plan of Arrangement or the Share Exchange such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the Tax Act or any provision of provincial, state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. If any Withholding Agent determines that any amount payable pursuant to this Plan of Arrangement is subject to deduction and/or withholding (other than any deduction or withholding required in respect of compensatory amounts), then such Withholding Agent shall use commercially reasonable efforts to (i) provide notice to such Person of any such deduction or withholding as soon as reasonably practicable after such determination, and (ii) cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

(b)	Without limiting the foregoing, each Withholding Agent, as applicable, is hereby authorized to sell, on the open market and with customary commercial terms, to a Person that is not SPAC or any of its Affiliates, on behalf of and for the benefit of such Person and in accordance with Section 6.3(c) below, such portion of the Company Shareholder Transaction Consideration as is necessary to provide sufficient funds to the Withholding Agent to enable it to comply with such deduction and withholding requirement and the Withholding Agent shall use commercially reasonable efforts to notify such Person thereof and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that it is not required to be so remitted shall be paid to such Person.

(c)	To the extent any Withholding Agent sells any portion of the Exchange Consideration as contemplated under Section 6.3(b) above, (i) the Withholding Agent shall be acting on behalf of and for the benefit of the Person in respect of which the relevant deduction or withholding is made, solely as an agent of such Person, for administrative convenience, (ii) such Person shall be treated as the seller, and prior to the sale, the beneficial owner of such of Exchange Consideration for all Tax purposes, including Tax reporting, and (iii) such Person shall be responsible for, and hold the Withholding Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such Person’s Exchange Consideration. Any costs or expenses incurred by the relevant Withholding Agent in connection with such sale shall be borne by, and deducted from the payment of any net proceeds of such sale to, the applicable Person.

6.4	Intended U.S. Tax Treatment. For U.S. federal income tax purposes, it is intended that the Share Exchange, taken together with the Merger, the issuance of TopCo Common Shares to the Lenders pursuant to the Convertible Loan Agreement and, if applicable, the PIPE Financing, constitute an integrated transaction that qualifies under Section 351(a) of the Code.

Article 7
AMENDMENTS

7.1	The Company and TopCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and TopCo, each acting reasonably, (iii) be filed with the Court and, if made following the Company Shareholders Meeting, approved by the Court, and (iv) be communicated to the Company Securityholders if and as required by the Court.

7.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or TopCo at any time prior to the Company Shareholders Meeting (provided that the Company or TopCo will have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Shareholders Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

7.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Shareholders Meeting will be effective only if (i) it is consented to in writing by each of the Company and TopCo (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

7.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by TopCo, provided that it concerns a matter which, in the reasonable opinion of TopCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

Article 8
FURTHER ASSURANCES

8.1	Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Business Combination Agreement will make, do and execute, or cause to be made, done and executed, ail such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.